April 14, 2005

Via U.S. Mail

Richard F.  Hamm, Jr.
Senior Vice President,
Corporate Affairs,
General  Counsel and Secretary
Dendreon Corporation
3005 First Avenue
Seattle, WA 98121

RE:		Dendreon Corporation
      Form 10-K for the fiscal year ended December 31, 2003
      Form 10-K for the fiscal year ended December 31, 2004
      Response letter dated March 17, 2005
		File No. 0-30681


Dear Mr. Hamm:

      We have reviewed the above filings and response letter and have the following comment. We have limited our review of your Forms 10-K to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Forms 10-K. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.



General -
We note your March 17, 2005 response to our letter dated December
28,
2004. While your letter makes clear that you considered qualitative factors in evaluating the materiality to your business and your security holders of the fact that, under the Agreement, your territory includes North Korea, it does not identify the qualitative factors you considered. Please advise us of the consideration you gave to factors such as risk to the Company`s reputation, and risk of possible corresponding negative impact on your share value, by virtue of the fact that the Agreement specifically contemplates that you will have contacts with a country identified as a state sponsor of terrorism and subject to U.S. economic sanctions.

In this regard, please note that future evaluations of the materiality of the Agreement, and of any contacts you may have with
North Korea pursuant to the Agreement, also should include careful consideration of these specific types of qualitative factors.

Closing

      Please understand that we may have additional comments after we review your response to our comment. Please contact me at (202)
942-
7817 if you have any questions about the comment or our review.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Jeffrey Riedler
		Assistant Director
		Division of Corporation Finance
Dendreon Corporation
April 14, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0507

         DIVISION OF
CORPORATION FINANCE